AEM SPA

04 MAR 29 AM 7:21

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SLS/SES/091/2004/MAN/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY COURRIER

March 24, 2004

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

[redacted]

04010863

Dear Sir or Madam,

please find enclosed a copy, translated in English, of the convocation of the general and extraordinary assembly which will take place on April 29, 2004 in first call and, if necessary, on May 5, 2004 in second call.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

dlw 3/29

Encl.

d. 5968117 - 6/2003

AEM SPA

FILE NO. 82-4911

AEM S.p.A.
Registered office: Milan, Corso di Porta Vittoria 4
Share capital € 936,024,648.00 fully paid-up
Tax and VAT number, and Milan Companies' Registration number: 11957540153

CONVOCATION OF GENERAL AND EXTRAORDINARY ASSEMBLY

The shareholders are hereby invited to participate in the general and extraordinary meeting in Milan, at Palazzo Turati, via Meravigli 9/b, on 29th April 2004, at 11.30 am for first convocation and, failing this, on 5th May 2004, same time and place, for the second, to discuss and deliberate the following

AGENDA

General part

1. The balance sheet, as closed on 31st December 2003, Board Directors' Management Report and Auditors' Report; and make relative deliberations thereto.
2. Entrust Reconta Ernst & Young S.p.A. for the three-year period, including 2004, 2005, and 2006, with the task of auditing the operating budget, consolidated balance sheet, and carrying out an audit for each six-monthly report.

Extraordinary part

1. Propose amendments to articles 9, 12, 13, 14, 15, 17, 18, 19, and 20 of the company by-laws, and to abrogate article 16 of the same; and consequently, amend the numbering of articles 17 et seq. of the same.

The following persons are entitled to participate in the assembly: shareholders who are in possession of certificates granted pursuant to article 85 Legislative Decree no. 58/98, issued by a broker provided that such person is a member of the management system adopted by Monte Titoli S.p.A..

From 30th March 2004, the draft operating budget and consolidated balance sheet, as closed on 31st December 2003, shall be available to the public for consultation, as will, the Audit Company's Report and Auditors' Report.

During the fifteen days preceding the assembly, and in the same manner, the Board Directors' Report will also be available for consultation, as regards the second point of the general part and in relation to the only extraordinary part on the agenda for that day, and members will be entitled to obtain a copy of the same.

For the Board of Directors
The Chairman
Giuliano Zuccoli

5968129 - 10.98